Exhibit 99.1

N  E  W  S    R  E  L  E  A  S  E

Siyata PTT Handsets Selected by Suburban School District for Ease of Use

Vancouver, BC – July 15, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk (PTT) over Cellular (PoC) handsets and accessories, today announced that Bensalem Township School District, a suburban school district located in Bucks County, Pennsylvania, has ordered its SD7 Push-to-Talk (PTT) handsets, VK7 Vehicle Kits and related accessories.

The school district, which serves approximately 7,100 students, is deploying the Company’s devices for use by its bus transportation services.

Siyata CEO, Marc Seelenfreund, commented, “We are honored to equip yet another school district’s schools and bus operations with our SD7 handsets and VK7 vehicle kits. We are confident the operators will find the devices easy to use and enable them to focus on the safe and timely shuttling of students to and from schools across the district.”

Bensalem Township School District Transportation Coordinator, Fred Sponheimer, commented, “We selected Siyata’s handsets and vehicle kits primarily for their ease of use to replace previous devices that were cumbersome and complicated to operate. Utilizing a radio over cellular network provides for clear and precise communication between our drivers and base. We also love having the flexibility to utilize a second channel for accidents or other special circumstances. We look forward to a growing our relationship with Siyata as we hope to equip our entire fleet with its devices.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.